February 18, 2020

VIA EDGAR

Melisa Gilmore
Melissa Raminpour
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re:	Maxim Integrated Products, Inc.
Form 10-K for the Fiscal Year ended June 29, 2019
Form 10-Q for the Quarterly Period ended December 28, 2019
File No. 001-34192

Dear Ms. Gilmore and Ms. Raminpour:

This letter responds to the comments raised in the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated February 6, 2020 (the “Comment Letter”), regarding the Staff’s review of the above-referenced Annual Report on Form 10-K and Quarterly Report on Form 10-Q of Maxim Integrated Products, Inc. (“we” or the “Company”). We have repeated the Staff’s comments below in italics and following each comment is our response thereto.

Form 10-K for the Fiscal Year ended June 29, 2019

Notes to Consolidated Financial Statements
Note 15: Income Taxes, page 67

1.
We note the reversal of $221.5 million of your tax reserves primarily due to the settlement of an audit of your fiscal year 2009 through 2011 federal corporate income tax returns. We also note your disclosure in prior filings that in May 2018, a preliminary understanding was reached with the IRS regarding the contested issues for the audit and post-audit years. Please tell us and disclose in more detail the reason for the significant change in amounts from the preliminary understanding to the final settlement.

RESPONSE:

The Company respectfully notes that there was not a significant change in amounts from the preliminary understanding to the final settlement.

The Company did not release any unrecognized tax benefits (tax reserves) as a result of the preliminary understanding because tax positions generating the reserves were not “effectively settled” (defined in ASC 740-10-25-10) by the preliminary understanding. The preliminary understanding was non-binding with respect to both the Company and the Internal Revenue Service (the “IRS”). The Company

disclosed in its fiscal year 2018 Form 10-K (Note 16: Income Taxes, page 71) that the preliminary understanding also dealt with the treatment of contested issues in post-audit years. After the preliminary understanding was reached, the Company and the IRS worked to negotiate and execute a legally binding closing agreement, which took approximately one-year to complete. Entering into a legally binding closing agreement was critical to fix the treatment of contested issues in audit and post-audit years. If an acceptable closing agreement was not entered into, the Company would have considered terminating the preliminary understanding and resuming negotiations with IRS Appeals. The Company would have considered other relief, including litigation, if a satisfactory resolution was not reached at IRS Appeals. Thus, the preliminary understanding did not effectively settle the tax positions and generate a release of unrecognized tax benefits.

The Company made the following disclosure in its fiscal year 2018 Form 10-K (Note 16: Income Taxes, page 71), which was primarily due to the possible execution of a closing agreement effectively settling tax positions related to the IRS audit of the Company’s fiscal year 2009 through 2011 federal corporate income tax returns.

It is reasonably possible that the balance of unrecognized tax benefits recognized by the Company, including accrued interest and penalties, could decrease by up to $403.0 million within the next twelve months due to the completion of federal tax audits, including any administrative appeals.

The Company made the following disclosure in its fiscal year 2019 Form 10-K (Note 15: Income Taxes, pages 65-66), which was primarily due to entering into a legally binding closing agreement and the effective settlement of tax positions related to the IRS audit of the Company’s fiscal year 2009 through 2011 federal corporate income tax returns.

In fiscal year 2019, the Company reversed $221.5 million of uncertain tax position reserves and $30.1 million of related interest reserves, net of federal and state benefits, primarily due to the fiscal fourth quarter settlement of an audit of the Company’s fiscal year 2009 through fiscal year 2011 federal corporate income tax returns, which also settled intercompany buy-in license payment issues for fiscal years 2012 through 2019. $140.7 million of fiscal year 2009 through fiscal year 2018 advance tax payments made in June 2018 were applied to additional federal tax liabilities generated by the settlement.

Amounts disclosed in the fiscal year 2019 disclosure totaled $392.2 million. The difference between the $403.0 million fiscal year 2018 disclosure and the $392.2 million fiscal year 2019 disclosure, both of which were primarily due to the IRS audit of Company’s fiscal year 2009 through 2011 federal corporate income tax returns, is not significant.

Form 10-Q for the Period Ended December 28, 2019

Notes to Condensed Consolidated Financial Statements
Note 8: Segment Information, page 18

2.
We note your disaggregated revenue disclosure of revenue by geographic region in Note 8. Please tell us your consideration for disclosing further disaggregation of revenue for your major end-markets noted on page 24. We note your discussion of changes in net revenues for these markets in your results of operations in your MD&A disclosures as well as related discussions on your earnings calls and slide decks. Please refer to ASC 606-10-55-90 and 91.

RESPONSE:

In connection with the Company’s adoption of ASC 606, the Company evaluated the most appropriate categories for disclosure of disaggregation of revenue. Specifically, the Company considered the examples that might be appropriate for disaggregation, as set forth in ASC 606-10-55-90 and 91, which include the following:

a.	Type of good or service

b.	Geographical region

c.	Market or type of customer

d.	Type of contract

e.	Contract duration

f.	Timing of transfer of goods or services

g.	Sales channels

The Company determined that the appropriate category for disaggregation of revenue was by geographical region.

After reexamination of the frequency and consistency in which the Company discusses revenue from its major end markets on earnings calls and within the supplemental materials to earnings calls, the Company believes that such metric is meaningful to investors as it provides insight into the Company’s participation and performance in each of these end markets. Further, economic factors and trends impacting particular end markets are monitored by the Company’s investors.

In addition, upon reviewing information that the Company disclosed in prior Form 10-K filings, it notes that the Company disclosed revenue by sales channel, as a percentage. The Company believes an expanded disclosure of this information would also be meaningful and would provide useful additional information to investors. Revenue disaggregated by sales channel provides insight into the Company’s strategy for global customer reach and the nature and amount of revenues derived from varied customers.

The Company notes that for end markets and sales channels, no discrete profitability information is available, nor reviewed by our Chief Operating Decision Maker, and accordingly neither meet the criteria of an operating segment.

To address the Staff’s comment, the Company proposes that it will disclose revenue disaggregated by end market and by sales channel, in addition to revenue disaggregated by geographical region, within the Notes to Consolidated Financial Statements in future Form 10-K and Form 10-Q filings. The Company believes that these disclosures are sufficient to show how economic factors affect the nature, amount, timing, and uncertainty of revenue and cash flows.

Information referring to revenue disaggregated by end market will be disclosed in a footnote paragraph in the form demonstrated below.

The following table summarizes net revenue disaggregated by end market. The Company classifies end market revenue by using estimates and assumptions based on historical experience and knowledge of current conditions, given available information.

20XX
	Revenue		% of total revenue
Automotive	$	XX	XX%
Communications and Data Center		XX	XX%
Consumer		XX	XX%
Industrial		XX	XX%
Total revenue	$	XX	100%

Information referring to revenue disaggregated by sales channel will be disclosed in a footnote paragraph in the form demonstrated below.

The following table summarizes net revenue disaggregated by sales channel:
20XX
	Revenue		% of total revenue
Distributors	$	XX	XX%
Direct customer		XX	XX%
Total revenue	$	XX	100%

The Company hereby acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please contact me at (408) 601-3213 with any follow-up questions you may have.

Sincerely,

MAXIM INTEGRATED PRODUCTS, INC.

/s/	Brian C. White
By:	Brian C. White
Senior Vice President, Chief Financial Officer